Exhibit 3.5

EXECUTION VERSION

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

By and among

The Coca-Cola Export Corporation

Barlan Inc.

Atlantic Industries

Coca-Cola Overseas Parent Ltd

Refreshment Product Services Inc.

CCHBC Grouping, Inc.

And

Kar-Tess Holding S.A.

19 December 2008

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

TABLE OF CONTENTS

SECTION 1: DEFINITIONS		2

SECTION 2: PROCEDURAL MATTERS: EXERCISE OF POWERS		4

2.1	GENERAL UNDERTAKINGS AND AGREEMENTS OF THE SHAREHOLDERS	4
2.2	AMENDMENTS TO ORGANIZATIONAL DOCUMENTS	4

SECTION 3: TRANSFER OR ISSUANCE OF SHARES		4

3.1	RESTRICTIONS ON TRANSFER	4
3.2	SALE OF SHARES — MAINTAINING JOINT CONTROL	5
3.3	ACQUISITION OF SHARES	5

SECTION 4: BOARD OF DIRECTORS		6

4.1	COMPOSITION OF BOARD OF DIRECTORS	6
4.2	VACANCY	7
4.3	SPECIAL QUORUM RULES AND SUPERMAJORITY PROVISIONS	7
4.4	REMOVAL OF THE BOARD OF DIRECTORS	8

SECTION 5: RIGHTS AS SHAREHOLDERS		8

5.1	MATTERS REQUIRING A MAJORITY VOTE OF SHAREHOLDERS	8
5.2	SHAREHOLDER CONSULTATION	9

SECTION 6: REPRESENTATION AND WARRANTIES		9

6.1	REPRESENTATIONS AND WARRANTIES	9
6.2	SURVIVAL OF REPRESENTATIONS	10

SECTION 7: TERMINATION		11

SECTION 8: MISCELLANEOUS		12

8.1	BINDING EFFECT	12
8.2	FURTHER ASSURANCES	12
8.3	NOTICE	12
8.4	ENTIRE AGREEMENT	13
8.5	AMENDMENT	13
8.6	SEVERABILITY	13
8.7	WAIVER	14
8.8	COUNTERPARTS	14
8.9	GOVERNING LAW	14
8.10	ARBITRATION	14
8.11	NO PARTNERSHIP	16
8.12	NO ASSIGNMENT	16
8.13	JOINT AND SEVERAL LIABILITY	16

i

AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

This Shareholders’ Agreement is entered into this 19th day of December 2008 by and among The Coca-Cola Export Corporation, Barlan Inc, Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services Inc, CCHBC Grouping, Inc. and Kar-Tess Holding S.A.

WITNESSETH:

WHEREAS, Kar-Tess Holding S.A. (“Kar-Tess”) owns approximately 29.7% of the issued and outstanding shares in Hellenic, as defined below, which either directly or through its subsidiaries acts as the bottler for The Coca-Cola Company trademarked beverages in 29 countries in Europe and in Nigeria; and

WHEREAS, the companies constituting the KO Group, as defined below, own approximately 23.4% of the issued and outstanding shares in Hellenic; and

WHEREAS, the KO Group and Kar-Tess together own or control a majority of the issued and outstanding shares in Hellenic; and

WHEREAS,  the KO Group and Kar-Tess are parties to a shareholders’ agreement dated 3 November 1999, as amended on 3 March 2000 and on 7 September 2003 (as so amended the “1999 Shareholders’ Agreement”); and

WHEREAS, Socomex S.A., which was a party to the 1999 Shareholders’ Agreement, has been merged with and into Kar-Tess;

WHEREAS, Boval S.A., which was a party to the 1999 Shareholders’ Agreement, is no longer a shareholder in Hellenic, having sold all its shares in Hellenic to Kar-Tess; and

WHEREAS, pursuant to the terms of the 1999 Shareholders’ Agreement, either Shareholder may terminate the 1999 Shareholders’ Agreement upon a three month prior written notice to the other Shareholder at any time after 31 December 2008; and

WHEREAS, the KO Group and Kar-Tess believe that harmony and continuity of ownership and management is essential to the success of the business of Hellenic and that to preserve such harmony and continuity it is essential to define their relationship as shareholders as hereinafter provided; and

WHEREAS, the companies constituting the KO Group have agreed to continue to act together for purposes of exercising their rights as shareholders in Hellenic; and

NOW, THEREFORE, in consideration of the mutual premises and covenants hereinafter set forth, the KO Group and Kar-Tess agree to amend and restate the 1999 Shareholders’ Agreement in its entirety to read as follows:

SECTION 1:  DEFINITIONS

In addition to other words and terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below, which meanings shall be applicable to both the singular and plural forms of the terms defined.

1.1           “1999 Shareholders’ Agreement” shall have the meaning given to such term in the recitals hereto.

1.2           “Affiliate” of, or a Person “Affiliated” with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.  Control means ownership of fifty one percent (51%) or more of the voting securities.

1.3           “Board of Directors” means the Company’s Board of Directors.

1.4           “Company” means Coca-Cola Hellenic Bottling Company S.A.

1.5           “Hellenic” means Coca-Cola Hellenic Bottling Company S.A. and shall also include any successor or assignee corporation or corporations into which or with which the Company may be merged, changed or consolidated, and any assignee of or successor to all or substantially all of the assets of the Company.

1.6           “Kar-Tess Directors” means the directors in the Company nominated by Kar-Tess.

1.7           “KO Directors” means the directors in the Company nominated by the KO Group.

1.8           “KO Group” means The Coca-Cola Export Corporation, Barlan Inc. Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services Inc. and CCHBC Grouping, Inc.

1.9           “Organizational Documents” means the Articles of Incorporation of the Company as in force at any given time.

1.10         “Person” means and includes an individual or legal entity, including a partnership, a joint venture, a corporation, a trust, or an unincorporated organization.

1.11         “Parties” means Kar-Tess Holdings S.A., The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd, Refreshment Product Services Inc. and CCHBC Grouping, Inc.

1.12         “Shareholder Directors” means the Kar-Tess Directors and KO Directors collectively.

1.13         “Shareholders” means Kar-Tess and the KO Group.

1.14         “Shares” means all of the issued and outstanding shares of the Company, and any shares which the Company may hereafter authorize and issue, including subscription and other purchase rights relative to any such shares and all securities and obligations convertible into such shares, in each case whether now or hereafter issued.

1.15         “TCCC” means The Coca-Cola Company.

SECTION 2:  PROCEDURAL MATTERS: EXERCISE OF POWERS

2.1           General Undertakings and Agreements of the Shareholders.  Each Shareholder agrees to:

(a)           at all times exercise or cause to be exercised its voting and other rights and vote its shares in a manner that is consistent with Greek law and not contrary to the provisions of this Agreement or the Organizational Documents, and

(b)           to procure that all persons under their control shall refrain from acting in a manner which will hinder or prevent giving full effect to this Agreement, to the extent permitted by Greek law and any other law applicable to a Shareholder and by the Organizational Documents, as amended pursuant to Article 2.2.

2.2           Amendments to Organizational Documents.  To the extent that the Company’s Organizational Documents are inconsistent with the provisions of this Agreement, the Shareholders agree to take all actions reasonably necessary to effect such amendments to the Organizational Documents as may be reasonably necessary or appropriate to give full effect to the provisions of this Agreement, to the extent authorized under Greek law.

SECTION 3:  TRANSFER OR ISSUANCE OF SHARES

3.1           Restrictions on Transfer.  No Shareholder shall sell or otherwise transfer any of its Shares, whether owned outright or beneficially, where as a result the Shareholders’ aggregate ownership interest in the voting securities of the Company will no longer exceed forty four percent (44%) (40% after 31 December, 2013), except as provided in Section 3.2.  The KO Group further agrees that, except as provided in Section 3.2, it will not sell or otherwise transfer any of its Shares, where as a result the total aggregate ownership interest of the KO Group in the Company will no longer exceed twenty two percent (22%) (20% after 31 December, 2013).  Kar-Tess further agrees that, except as provided in Section 3.2, it will not sell or otherwise transfer any of its Shares, where as a result the total aggregate ownership interest of Kar-Tess in the Company will no longer exceed twenty two percent (22%) (20% after 31 December, 2013). The obligations set out in this clause create contractual obligations on the Parties only and do not constitute restrictions on the legal transferability of the Shares.

3.2           Sale of Shares — Maintaining Joint Control.  In the event that either Shareholder wishes to transfer Shares to a third party or parties so that the Shareholders’ aggregate ownership interest in the voting securities of the Company will no longer exceed forty four percent (44%) (or 40% after December 31, 2013), such transfer shall be contingent on (i) the prior written consent of the non-transferring Shareholder and (ii) agreement between the Shareholders on arrangements to ensure that the Shareholders can continue to exercise joint control in and direct the policies of the Company as contemplated in this Agreement.  The Shareholders agree to negotiate in good faith to reach such an agreement.   The Shareholders also agree that the non-transferring Shareholder shall not unreasonably refuse to accept a proposal from the transferring Shareholder for such an agreement.  This clause shall not affect the ability of either Shareholder to transfer shares to an Affiliate, provided that such Affiliate immediately becomes a party to this Agreement pursuant to a duly executed amendment hereto, in which case the holders of Shares by such Affiliate shall be counted for purposes of the percentages and calculations hereunder.

3.3           Acquisition of Shares. The KO Group hereby agrees to give notice in writing to Kar-Tess at least 10 business days in advance of any proposed acquisition of the Company’s Shares by any of the entities comprising the KO Group or by any of the Affiliates of the KO Group, and Kar-Tess hereby agrees to give notice in writing to the KO Group at least 10 business days in advance of any proposed acquisition of the Company’s securities by Kar-Tess or by any of the Affiliates of Kar-Tess.  Notwithstanding the preceding sentence, any KO Group Shareholder may transfer Company Shares to any other KO Group Shareholder or to any KO Group Affiliate and Kar-Tess may transfer Company Shares to any Kar-Tess Affiliate, without advance notice.  The KO Group and Kar-Tess agree not to disclose, directly or indirectly, to any third party any confidential or non-public information communicated pursuant to this Section 3.3.

SECTION 4:  BOARD OF DIRECTORS

4.1           Composition of Board of Directors

(a)           The Shareholders shall ensure that the Board of Directors of the Company shall consist of twelve (12) members.  The Shareholders hereby undertake to vote in the General Meetings of the Company in such a manner as to ensure that these twelve members shall be elected as follows:

(i)            Two (2) individuals shall be elected on nomination by the KO Group;

(ii)           Four (4) individuals, including the Chairman of the Board of Directors, shall be elected on nomination by Kar-Tess;

(iii)          The remaining directors upon joint nomination by the Shareholders.

(b)           If the size of the Board of Directors changes, the Shareholders shall use their voting rights to ensure that the proportion of appointments of the Shareholder Directors in such new Board of Directors shall reflect the proportions set out in article 4.1 (a) above.

(c)           The Shareholders shall cast their votes in their capacities as Shareholders to ensure that each other’s nominees are elected as Shareholder Directors.  Either Shareholder may at any time and in its sole discretion by notice in writing to the other terminate the nomination of any Shareholder Director nominated by it and nominate another person in his place and the other Shareholder shall join in procuring (so far as they are able and as permitted by Greek or other applicable law) that such action is taken as may be necessary under the Organizational Documents to effect the removal or replacement of the Shareholder Director concerned.

(d)           The Shareholders shall further ensure that in case of a tied vote of the Board of Directors, the Chairman of the Board of Directors shall have the casting and deciding vote.

4.2           Vacancy.  At any time when a vacancy occurs on the Board of Directors in respect of a director designated by a Shareholder, (i) the directors appointed by the other Shareholder will vote at a meeting of the Board of Directors in favour of a new director designated by the first Shareholder, and the other Shareholder will vote in favour of ratifying such election at the first ordinary or extraordinary meeting of the shareholders that will take place following the election of the new director in question.

4.3           Special Quorum Rules and Supermajority Provisions.  The Shareholders shall ensure that the Organizational Documents shall provide that decisions on the following matters shall require a quorum of eight directors and a positive vote by a two thirds majority of the directors present:

(i)            engaging in any business other than the bottling of beverages and any business incidental thereto;

(ii)           incurring, issuing, guaranteeing or assuming any indebtedness or the approval of capital expenditures in excess of EUR 30,000,000;

(iii)          entering in to any agreement, arrangement or contract involving payments or other consideration in excess of EUR 30,000,000;

(iv)          sale, lease, exchange, transfer or otherwise disposing, directly or indirectly, in a single transaction or a series of transactions of all or substantially all of the assets of the Company, or any sale of a majority of the value of the assets of the Company, in each case, when such disposition is not in the ordinary course of business (unless such sale is undertaken in connection with, or as a part of , a sale-lease back transfer);

(v)           appointment or dismissal of the Managing Director of the Company;

(vi)          approval of the annual budget; provided, however, that if no new annual budget is approved, the prior year’s budget, adjusted for inflation, will be used in place of the new annual budget until the new annual budget is approved; and

(vii)         approval of any annual business plan submitted by Company management.

4.4           Removal of the Board of Directors.  If for any reasons whatsoever the Board of Directors passes a resolution on any of the matters listed in Section 4.3 notwithstanding the fact that one or more of the Shareholder Directors have voted against such matter, the Shareholders shall, to the extent allowed under Greek law and the Organizational Documents, procure an extraordinary shareholders’ meeting of the Company to be convened and vote their Shares at such extraordinary shareholders’ meeting for replacement of the Board of Directors.

SECTION 5:  RIGHTS AS SHAREHOLDERS

5.1           Matters Requiring a Majority Vote of Shareholders.  The Shareholders shall take all required actions to provide that the following matters shall require approval by the vote of more than fifty (50) percent of the shareholders at a general or special meeting of shareholders (or such higher percentage as may be required under the Organizational Documents or Greek law):

(i)                                    modify the Organizational Documents;

(ii)                                 increase or decrease of capital;

(iii)                              merge or consolidate with or into another company;

(iv)                             liquidate or dissolve the Company; and

(v)                                make a general assignment for the benefit of creditors or appointment or acquiescence in the appointment of a custodian, receiver or trustee for all or any part of the assets of the Company.

5.2                               Shareholder Consultation.  The Shareholders agree that, before any general or special meeting of shareholders at which a matter listed in Section 5.1 above will be considered, their representatives will meet to discuss the proposed action.  In the event that either Shareholder states its intention to vote against a proposal in respect of a matter listed in Section 5.1 above, the other Shareholder shall also vote its shares in opposition to that proposal.

SECTION 6:  REPRESENTATION AND WARRANTIES

6.1                               Representations and Warranties.  Each Shareholder represents and warrants to the other Shareholder that as of the date of this Agreement:

(a)                                Power and Organization

(i)                                   Each company constituting the Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization;

(ii)                                The Parties constituting the Shareholder have full power and authority to enter into this Agreement;

(iii)                             The execution, delivery and performance of this Agreement by the Parties constituting the Shareholder have been duly authorized by all necessary corporate action;

(iv)                            This Agreement constitutes a legal, valid and binding obligation of the Parties constituting the Shareholder, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally; and

(v)                               This Agreement does not violate or constitute a default under its organizational documents or under any material indenture, mortgage, deed of trust, or other instrument, any contractual covenant or any restriction to which it or any of its constituent Parties is a party or by which it or its assets are bound, nor does it violate any provision of any law, rule, regulation, order, writ, judgment, decree, determination, or award presently in effect having applicability to the Shareholder.

(b)                               No Litigation.  There are no actions, suits, or proceedings pending or, to its knowledge, threatened against either Shareholder, its constituent Parties or any of their Affiliates in any court or by or before any governmental department, agency, instrumentality, or any arbitrator, in which an adverse decision could be reasonably expected to materially and adversely affect the ability of the Shareholder or its Affiliates to perform its obligations under this Agreement.

6.2                               Survival of Representations.  The representations and warranties of the Shareholders made pursuant to this Article 6 regarding the position in effect at the time of execution and delivery of this Agreement shall survive the consummation of the transactions contemplated herein.  Each Shareholder shall be entitled to rely on such representations and warranties made at the date hereof after the execution of this Agreement until the termination of this Agreement.

SECTION 7:  TERMINATION

Termination

7.1                               This Agreement shall terminate, and the Shareholders shall be released of their respective obligations hereunder (a) at such time as the Shareholders agree in writing to terminate this Agreement or (b) if Hellenic ceases to exist; provided however, that notwithstanding any termination of this Agreement, for as long as Kar-Tess or any entities comprising the KO Group are shareholders of Hellenic, Kar-Tess and such entities shall vote their respective shares against any proposal to liquidate or dissolve Hellenic unless the KO Group and Kar-Tess have otherwise agreed.  This Agreement shall have a five-year term expiring on 31 December 2013 and, provided that neither Party shall have terminated this Agreement due to a breach by the other Party, shall renew for a further five-year term expiring on 31 December 2018 without further action by the Parties.  Either Shareholder may terminate this Agreement upon a three month prior written notice to the other Shareholder at any time after 31 December 2018.  The Parties acknowledge that any waiver of the provisions of this Section 7.1 must be expressly stated in writing executed by all Parties.

7.2                               In the event that a Shareholder breaches this Agreement the other Shareholder shall be entitled to terminate this Agreement with immediate effect.

SECTION 8:  MISCELLANEOUS

8.1                               Binding Effect.  All of the terms, provisions and conditions of this Agreement shall be binding upon and, subject to any applicable restriction on transfer contained herein, inure to the benefit of the Shareholders hereto and their respective successor and assigns.

8.2                               Further Assurances.  The Shareholders hereby covenant and agree that they shall execute and deliver such further and other instruments, agreements and writings and do and perform and cause to be done and performed, such further and other acts and things that may be necessary or desirable in order to give full effect to this Agreement and every part of it.

8.3                               Notice.  Any notices or communications required or permitted hereunder shall be in writing and shall be delivered by hand, international courier, or facsimile (confirmed by international courier), addressed as follows:

If to the KO Group:	The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
USA
Attn: Chief Financial Officer
And General Counsel
Facsimile: 00 1 404 676 8621 and
00 1 404 676 7580

If to Kar-Tess:	Kyriakides Georgopoulos & Daniolos Issaias Law Firm
28 Dimitriou Soutsou Street
11521 Athens
Greece
Facsimile: 00 30 210 6856 657
Attn: Leonidas Georgopoulos

Either Shareholder may, on fifteen (15) days’ notice given in accordance with this Section 8.3 to the other Shareholder, designate another address or person for receipt of notices hereunder.  Notices and communications given hereunder shall be deemed to have been received (i) on receipt in the case of delivery by hand, and (ii) on the day received according to the records of the courier service in the case of notice sent by courier.

8.4                               Entire Agreement.  This Agreement constitutes the entire agreement of the Shareholders with respect to the subject matter hereof, and supersedes all previous agreements by and between the Shareholders, including the 1999 Shareholders’ Agreement as well as all proposals, oral or written, and all negotiations, conversations or discussions heretofore had between the Shareholders related to this Agreement.

8.5                               Amendment.  This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by written amendment signed by all Shareholders hereto.

8.6                               Severability.  In the event that any of the terms of this Agreement are in conflict with any rule of law or statutory provision or are otherwise unenforceable under applicable laws or regulations of any government or subdivision thereof, such terms shall be deemed stricken form this Agreement and shall be replaced by a legal and valid provision that as nearly possible achieves the purpose and effect of the provision declared invalid.   Any finding of invalidity or unenforceability shall not invalidate any of the other terms of this Agreement and this Agreement shall continue in force, unless the invalidity or unenforceability of any such provisions hereof, notwithstanding any substitute provision as described above, does substantial violence to, or where the invalid or unenforceable provisions comprise an integral part of, or are otherwise inseparable from, the remainder of this Agreement.

8.7                               Waiver.  No failure by any Shareholder to take any action or assert any right hereunder shall be deemed to be a waiver or such right in the event of the continuation or repetition of the circumstances giving rise to such right.

8.8                               Counterparts.  This Agreement may be executed in two or more counterparts in the English language, and each such counterpart shall be deemed an original hereof.  In case of any conflict between the English version and any translated version of this Agreement, the English version shall govern.

8.9                               Governing Law.  This Agreement and any controversy arising hereunder shall be governed by the laws of England without giving effect to the conflicts of law rules thereunder.

8.10                         Arbitration.  Any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity thereof, shall be finally resolved by arbitration in accordance with the London Court of International Arbitration (“LCIA”) Rules in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties.  The seat of the arbitration shall be London in the United Kingdom and the arbitration shall be conducted in the English language.

(i)                                    The arbitration shall be conducted by an Arbitral Tribunal consisting of three arbitrators.  The party initiating arbitration (“Claimant”) shall nominate an arbitrator in its notice of intention to arbitrate (“Request”).  The other party (“Respondent”) shall nominate an arbitrator within 30 days of receipt of the Request and shall notify the Claimant of such nomination in writing.  If within 30 days of receipt of the Request by the Respondent either party has not nominated an arbitrator, then that arbitrator shall be appointed by the Court of the LCIA (“LCIA Court”).  The first two arbitrators nominated or appointed in accordance with this provision shall nominate a third arbitrator within 30 days after the Respondent has notified the Claimant of the nominations of the Respondent’s arbitrator or, in the event of a failure by a party to nominate, within 30 days after the LCIA Court has notified the parties and any arbitrator already nominated or appointed of the LCIA Court’s appointment of an arbitrator on behalf of the party failing to nominate.  When the third arbitrator has accepted the nomination, the two arbitrators making the nomination shall promptly notify the parties of the nomination.  If the first two arbitrators nominated or appointed fail to nominate a third arbitrator or so to notify the parties within the time period described above, the LCIA Court shall appoint the third arbitrator and shall promptly notify the parties of the appointment.  The third arbitrator shall act as Chair of the Arbitral Tribunal.

(ii)                                 In addition to the authority conferred on the Arbitral Tribunal by the LCIA Rules, the arbitration panel shall the authority to:

(a)                                  order reasonable discovery, including the production of documents and depositions, and

(b)                                 make such orders for interim relief, including injunctive relief, as it may deem just and equitable.

(iii)                              The arbitral award shall be in writing, state the reason for the award and be final and binding on the parties.  The award may grant any remedy which is permissible (i) under the laws of Greece in case such remedy is to be enforced in Greece or (ii) under the laws of England, in case it is to be enforced in a jurisdiction other than Greece, and may include an award of costs, including reasonable attorney’s fees and disbursements.  All amounts payable under the award shall be in U.S. dollars and shall bear interest from the date of the award until the date of payment at a rate to be fixed by the Arbitral Tribunal.  Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the parties or their assets.

(iv)                             The parties agree that any arbitration shall be kept confidential and any element of same (including but not limited to any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the Arbitral Tribunal , the LCIA Court, the parties, their counsel, and any person necessary to the conduct of the arbitration, except as may be required in order to satisfy disclosure obligations imposed by law or regulation or by a regulatory authority including the London Stock Exchange, the Athens Stock Exchange, the New York Stock Exchange or the Australian Stock Exchange.

8.11                         No Partnership.  None of the provisions of this Agreement shall be deemed to constitute a partnership between the Shareholders and neither Shareholder shall have the authority to bind the other in any way.

8.12                         No Assignment.  Without prejudice to the ability of the constituent companies of the KO Group to transfer Shares to another company in the group or to any KO Group Affiliate or the ability of Kar-Tess to transfer Shares to any Kar-Tess Affiliate, no Shareholder may assign or transfer or propose to assign or transfer its rights or interest under this Agreement without the prior written consent of the other Shareholder, provided that Shares may be transferred to an Affiliate that agrees to be bound by this Agreement.

8.13                         Joint and Several Liability.  Each company that is a member of the KO Group and any KO Group Affiliate which may become a party to this Agreement accepts joint and several liability for any breach of this agreement by any of the constituent companies of the KO Group or any other KO Group Affiliate which may become a party to this Agreement.  Any Kar-Tess Affiliate which may become a party to this Agreement accepts joint and several liability for any breach of this agreement by Kar-Tess or by any other Kar-Tess Affiliate which may become a party to this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Shareholders’ Agreement to be duly executed as of the date and year first written above.

THE COCA-COLA EXPORT CORPORATION

Name:
Title:

BARLAN, INC.

Name:
Title:

ATLANTIC INDUSTRIES

Name:
Title:

COCA-COLA OVERSEAS PARENT LTD

Name:
Title:

REFRESHMENT PRODUCT SERVICES, INC.

Name:
Title:

CCHBC GROUPING, INC.

Name:
Title:

KAR-TESS HOLDING, S.A.

Name:
Title: